

December 19, 2013

<u>Via E-mail</u>
Gerald Commissiong
Chief Executive Officer
Amarantus BioScience Holdings, Inc.
675 Almanor Ave
Sunnyvale, CA 94085

> **Re: Amarantus BioScience Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 2, 2013**
> **File No. 333-191555**

Dear Mr. Commissiong:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Shareholders, page 39</u>

1. We note your response to prior comment 6 on page 43. Please expand your disclosure to include similar information with regard to Messrs. John and Gerald Commission and Robert Harris.

2. We note your response to prior comment 7 on page 44. Please expand your disclosure to include similar information with regard to Messrs. John and Gerald Commission and Robert Harris.

<u>Intention to make payments on overlying Debentures, page 45</u>

3. We note your response to prior comment 9. We also note on page 15 that the company has $157,174 in cash and $4,737,753 in current liabilities. Please expand your disclosure to explain your financial ability to make your payments pursuant to your debentures.

4. Please advise us whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

    - the date on which each such selling shareholder entered into that short position; and
    - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debenture transactions and the filing of the registration statement (e.g., before or after the announcement of each of the convertible debenture transactions, before the filing or after the filing of the registration statement, etc.).

Relationships between the Company and the Selling Shareholders, page 45

5. We note your response to prior comment 10. We also note on pages 56 and F-28 that Joseph Rubinfeld purchased 1,000,000 shares in October 29, 2012, Dominion Capital made a promissory note with the company, and Dustin Johns purchased 3,500,000 shares in November 12, 2012. We also note your response to prior comment 1 that Messrs. John and Gerald Commissiong and Robert Harris are Investors in the senior convertible debenture. Please expand your disclosure in response to prior comment 10 to include these Investors. Additionally, please expand your disclosure to disclose the principal amount of the loan and the proceeds received from each of Messrs. John and Gerald Commissiong and Robert Harris who invested in the Debenture and Warrant Transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Jeff Fessler, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, New York 10006